MAIL STOP 3561

April 26, 2010

Stephen M. Watters, Chief Executive Officer
Vertical Health Solutions, Inc.
P.O. Box 818
Oldsmar, Florida 34677

   RE: **Vertical Health Solutions, Inc.**
       Annual Report on Form 10-K FYE December 31, 2008
       Filed March 31, 2009 and amended March 5, 2010
       File No. 1-31275

Dear Mr. Watters:

     We issued comments to you on the above captioned filings on March 23, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 10, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

     If you do not respond to the outstanding comments or contact us by May 10, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services